Exhibit 99.1

Tm Bioscience Second Quarter Report

Period ended June 30, 2006

a single droplet

Dear Shareholders,

During the second quarter of 2006, Tm Bioscience’s efforts were focused on securing regulatory clearance in the U.S. and Europe for our next wave of products. Supporting this regulatory effort and highlighting the quarter, our Company successfully underwent its first audit by the FDA, resulting in only a few observations which we have already corrected. At the same time, we continued to realize revenue during the quarter from sales of our existing menu of genetic tests. While our industry leading CF products currently account for the majority of our revenue base, I am pleased to report that initial sales of our ID-Tag™ Respiratory Viral Panel (RVP) in Europe and Asia and to our Early Access Program (EAP) participants contributed to top-line growth this quarter.

We are currently driving six genetic tests towards IVD status. Our ID-Tag™ RVP, a comprehensive assay for the detection of various strains of viruses and subtypes, including Avian Flu, is one of the furthest advanced of these products. During the quarter, we made significant progress moving the RVP towards FDA and CE mark clearance. We anticipate gaining clearances for the RVP in these two jurisdictions in the second half of 2006 in anticipation of flu season.

As I mentioned, Tm has already generated sales of the RVP test. These sales resulted from our successful efforts over the last several months to develop a commercial footprint for the product. Our activities over the past six months resulted in the signing of a number of distribution agreements for countries across Northern Europe and for Turkey. We plan to strengthen and expand this distribution network globally over the coming quarters while our U.S.-based sales force targets customers in North America directly.

To further establish a market presence, we have enrolled more than 25 leading healthcare institutions and laboratories across North America, Europe and Asia in our Early Access Program, which enables key customers and thought leaders to gain experience with the RVP and provide us with feedback prior to IVD approval. Over the last three years, our Early Access Program has been a key method for developing markets for our products. Participants in these programs typically include some of the biggest potential consumers of our products and it is no surprise that several past EAP participants have become our largest customers: one participant subsequently entered into a five-year master purchase agreement for all of our products; another developed a custom CF product with us that generates significant revenue.

From our Tag-It™ PGx Personalized Medicine product menu, we invested significant resources during the quarter into preparing for the imminent launch of our companion test for Warfarin, a common oral anti-coagulant that is prescribed more than 20 million times annually in U.S., yet frequently causes adverse drug events. Our test, which is designed to assist physicians in determining the correct dosing regimen for Warfarin, will be available initially as an IUO (Investigational Use Only) product, with FDA clearance as an IVD expected late in 2006 or early 2007. During the second quarter, we initiated an EAP for this product as well, which will enhance our efforts to secure a dominant position in this market once the FDA implements an anticipated relabeling of Warfarin to require companion genetic testing, expected to occur in late 2006.

From our Tag-It™ PGx menu, we also remain on track to submit all three of our P450 products to the FDA in 2006 with clearance as IVD’s anticipated for late 2006 and early 2007. Our Personalized Medicine product menu also includes our Sepsis product, a companion test to enhance the treatment of severe sepsis. During the second quarter, our Research and Product Development group completed the first prototype of this product. We plan to launch a commercial version of the test in 2007 as planned and believe that once this product is established in the market, it will generate revenue far in excess of our presently commercialized products.

We remain driven by our vision for Tm, to revolutionize healthcare by bringing accessible and affordable genetic testing into the mainstream. We believe we are well positioned to play a dominant role in this market by developing clinically superior, regulatory cleared products that will benefit patients and ultimately reduce healthcare costs. I would like to thank everyone at Tm Bioscience for your hard work during the quarter and in particular your professionalism, rising to the challenge of an FDA audit. We will continue to work together to bring more and more products to market, maintaining our leadership position in the genetic testing arena and securing our capability for future growth. I would also like to thank our shareholders for your ongoing enthusiasm, support and dedication.

Gregory Hines, B.Sc., C.I.M.
President and CEO

Tm Bioscience - Second Quarter Report 2006
Management’s Discussion and Analysis of Operating Results

Vision
The vision of Tm Bioscience (“Tm” or the “Company”) is to revolutionize healthcare by bringing genetic testing into mainstream healthcare. Tm Bioscience is changing the way healthcare professionals manage patients by providing them with affordable, innovative, faster and more accurate tools to diagnose disease and personalize medicine.

Overview
Tm Bioscience is a DNA-based diagnostics company. From 2000 to 2005, the Company focused its resources on building a commercialization engine for the design, development, manufacture, marketing and selling of genetic tests, also referred to as “DNA-based tests”, “nucleic acid tests” or “molecular diagnostics”. For 2006 and beyond, the Company is focused on leveraging this engine to become the global leader in at least one of the three segments of the genetic testing market for which it is developing products: human genetics, personalized medicine and infectious disease.

In the Management’s Discussion and Analysis of Operating Results (MD&A) section of the Tm Bioscience 2005 Progress Report, the Company outlined the market drivers for its products, the capabilities of the Company to commercialize its products, key performance measurements, and provided details on the execution of Tm’s strategy. This quarterly MD&A refers to, and should be read in conjunction with, the 2005 annual MD&A.

Second Quarter Highlights
During the second quarter of 2006, Tm Bioscience’s efforts were directed towards accelerating its regulatory strength and driving top line revenue. The Company made significant progress in advancing its targeted six products towards IVD status. Notably, the Respiratory Viral Panel (RVP) test made significant progress toward FDA and CE mark clearance, with both achievements expected in the second half of 2006. Tm has begun selling the RVP test to select distributors in Europe and early access partners. From its Personalized Medicine product menu, Tm is imminently launching a companion test for Warfarin initially as an IUO but with FDA clearance as an IVD expected late in 2006 or early 2007.

At the same time, Tm continued to realize revenues from its existing product menu, primarily from sales of products from its industry leading Cystic Fibrosis (CF) franchise.

The ID-Tag™ RVP is one of the products nearest to commercial launch within the Company’s development portfolio. Over the last several months, Tm has made progress establishing a market presence and developing the commercial footprint for this product by:
•	signing a distribution agreement with a major diagnostics distributor for Turkey
•	signing a distribution agreement with Sanbio b.v. for the Benelux countries (Belgium, The Netherlands and Luxemburg)
•	signing a distribution agreement with RAMCON A/S for the Scandinavian countries (Denmark, Sweden, Finland and Norway)
•
enrolling more than 25 leading healthcare institutions and laboratories across North America, Europe and Asia in the Company’s Early Access Program, which enables key customers and thought leaders to gain experience with the test, establish an environment for rapid adoption prior to flu season and provide feedback to the Company

Tm intends to continue to sign distribution agreements for the ID-Tag™ RVP across Europe and in other regions over the coming months while its U.S. based sales force targets customers in North America directly. These efforts will facilitate the rapid commercialization of the ID-Tag™ RVP upon achieving U.S. and E.U. regulatory clearance.

Also in the second quarter, the Company underwent its first audit by the FDA, resulting in only a few observations which the Company has already corrected.

Market drivers
Tm Bioscience is developing products for three major segments of the overall DNA testing market. The Company has significantly penetrated the Human Genetics (Tag-It™) segment of the molecular diagnostics market, which is dominated by cystic fibrosis testing. The Company’s menu of CF products currently generates the majority of Tm’s recurring revenue. For 2006, Tm has dedicated most of its resources to the advancement of six products within the Personalized Medicine (Tag-It™ PGx) and Infectious Diseases (ID-Tag™) market segments. The market opportunities for these products are expected to each eventually exceed that of the cystic fibrosis market; by volume of tests performed because within these markets, tests are more likely to be repeated in an individual’s lifetime; by revenue potential because for two of these products, Tm has obtained proprietary genetic content making the products novel to Tm and therefore the Company expects that they will command a higher price.

Capabilities - Our commercialization engine
Over the past five years, the Company has focused its resources on building a commercialization engine for the design, development, manufacture, regulatory approval, marketing and selling of genetic tests, with a focus on high throughput genotyping. This engine is now well established and the Company anticipates modest investment to further increase the capacity of this engine to meet growing demand for the Company’s commercial products. The main components of Tm’s commercialization engine are discussed in the Company’s 2005 Annual Report. During the second quarter, the Company’s capabilities were further strengthened in the following areas:

Instrument partnership:
According to Luminex, during the quarter it expanded its own commercial footprint to more than 3740 systems placed in academic institutions, major pharmaceutical companies, large clinical and public health laboratories, bio-defense facilities, and major medical institutions as well as community hospitals worldwide.

Research and Product Development
In the second quarter, Research was focused on finalizing the RVP test based on field results relayed to the Company through its early access program, completing the first prototype of the Company’s Sepsis product, and finalizing the Warfarin test, slated for market launch in the third quarter of this year.

Product Development and Regulatory Affairs drove the protocols for regulatory approval and manufacturing of the Warfarin and RVP tests, as well as preparing FDA submissions for a number of products in the Company’s menu.

Marketing and Sales
During and subsequent to the second quarter, the Company signed its first three regional distribution agreements for its ID-Tag™ Respiratory Viral Panel, in Turkey and across Northern Europe. Management continues to explore opportunities to sign distribution agreements in each of its product areas for territories outside of North America and in particular anticipates signing additional distributors for its ID-Tag™ Respiratory Viral Panel.

A principal method of market development used by the Company over the last three years has been the Early Access Program, which the Company initially implemented with certain of the leading academic and commercial laboratories in the United States. The Early Access Program allows these laboratories and more recently large tertiary care hospitals which are some of the biggest potential consumers of the Company’s products, to familiarize themselves with the Company’s products and technology prior to their commercialization and provide the Company with feedback on these products. Beginning in the first quarter, as announced in the second quarter, Tm enrolled more than 25 leading healthcare institutions and laboratories across North

America, Europe and Asia into the Early Access Program specifically for the ID-Tag™ RVP. The Company also enrolled participants into the program for its Tag-It™ PGx Warfarin companion test.

Regulatory and Intellectual Property
A key focus for Tm in 2006 will be to seek regulatory clearance for a number of its products in the Personalized Medicine and Infectious Diseases segments.

During the second quarter, Tm Bioscience successfully completed an audit by the FDA. While the company has successfully completed several audits based on ISO 13485:2003, CMDCAS and customer requirements, this was the first audit from the FDA checking for compliance to 21 CFR 820. As expected, the company successfully completed the audit with only a few observations which the company has already corrected.

Administration and Human Resources
In keeping with the growing complexities of its business, the Company has appointed Dr. Jeremy Bridge-Cook to the position of Senior Vice President of Corporate Development with responsibility for the Company’s marketing, business development and long-term growth initiatives. Mr. Jim Pelot, the Company’s CFO has been appointed Chief Operating Officer, a newly created position intended to increase the Company’s effectiveness within the productization, manufacturing and regulatory functions. Mr. Pelot will retain his position as CFO.

Key performance measurements

Footprint - Tm’s reach into the marketplace
During the second quarter, the Company continued to add new customers for its commercially available menu of products. The Company also continued to promote the adoption of additional product offerings to its existing customer base. To date, approximately 50% of Tm’s customers have adopted two or more products from the Company’s menu.

In North America, sales efforts have been increasingly oriented towards preparations for regulatory clearance and subsequent commercial launch of Tm’s next wave of products. Leading institutions that are potential customers for the Company’s Personalized Medicine products, such as major contract research organizations (CROs), have been key targets of the Company’s sales force. Large hospital based laboratories have been the key targets for the Company’s first infectious disease product, the ID-Tag™ Respiratory Viral Panel.

Outside of North America, the Company has signed several distribution agreements for its ID-Tag™ Respiratory Viral Panel for Northern Europe and Turkey, and anticipates signing additional similar agreements as part its global commercialization strategy for this product.

Velocity - The breadth and rate of growth of Tm’s product pipeline
In 2006, the Company anticipates submitting several products for regulatory clearance. From its Personalized Medicine product menu, Tm is enhancing the regulatory status of its three available drug metabolism tests focused on the P450 family of enzymes. In addition, the Company is imminently commercializing its companion test for Warfarin and will be submitting the test for IVD clearance to the FDA in late 2006. The Personalized Medicine menu will be further strengthened in 2007 with the planned launch of the Company’s test for Sepsis. The Company’s also recently expanded its menu, achieving initial sales of ID-Tag™ Respiratory Viral Panel that are expected to accelerate in the second half of 2006 once regulatory clearance is secured.

Innovation - Tm’s ability to create proprietary products that will revolutionize medicine
For 2006 and beyond, Tm is focused on developing novel, proprietary genetic tests. These products will be innovative because they will contain unique biomarkers and/or leverage the competitive advantages of the Tag-It™ Universal Array platform to address unmet medical needs. Examples of this innovation are the ID-Tag™ Respiratory Viral Panel and the Sepsis test.

Execution - Our strategy

Building shareholder value
The Company believes that significant shareholder value will be created through the exploitation of four dynamics. These dynamics, which represent the Company’s overarching strategy for securing a significant and profitable presence in the rapidly growing genetic testing market, are to:

•	demonstrate a capability to commercialize tests, from initial design through to global distribution;
•	deliver standardized quality products compliant with global regulatory requirements;
•	commercialize a broad and ever-growing menu of products; and
•	establish a customer base that consistently adopts Tm’s products.

The Company’s strategy has been constructed to successfully exploit these dynamics by adding product menu at the highest velocity possible. The Company plans to enhance its offering, within each of its three key market segments, with tailored strategies that have been developed to drive growth. Details of these strategies are described in further detail in the Company’s 2005 Annual Report with an update on the execution of these strategies provided below.

Human Genetics
Tag-it™ - Do I have a genetic disease?
The Company has significantly penetrated the Human Genetics (Tag-It™) segment of the molecular diagnostics market with its menu of CF products, which currently generates the majority of Tm’s recurring revenue. The Company now estimates that it has secured approximately 30%-35% market share of the U.S. CF testing market and maximized its visibility within this market. An estimated 50% of the CF market that is not secured by Tm is accounted for by demand from the two largest reference laboratories in the U.S., LabCorp and Quest. In the fourth quarter of 2005, LabCorp adopted the Tag-It™ reagents which LabCorp has commercialized into an expanded panel for testing 70 mutations in the CFTR gene to supplement a competing product they offer. LabCorp has seen significant growth in the use of Tag-It™ reagents since that time. Quest does not purchase CF products from Tm but does purchase the Tag-It™ AJP reagents. Along with a strong established customer base in the CF market, the Company believes that its uniquely comprehensive CF product line combined with the IVD status and CE Marking (“Conformité Européene”) of its Tag-It™ Cystic Fibrosis kit, place the Company in a strong competitive position to capture additional CF market share.

Personalized Medicine
Tag-It™ PGx - Can I safely take this drug? Will it be effective for me?
Tm Bioscience’s objective within the Personalized Medicine market segment is to establish the Company as the market leader. The Company has developed a comprehensive strategy for achieving this goal which includes:
•	Securing IVD regulatory status for the Company’s PGx products
•	Driving physician adoption of PGx tests
•	Offering the most comprehensive PGx menu available on the market
•	Gaining market share with Contract Research Organizations and large pharmaceutical companies

During the second quarter of 2006, Tm Bioscience made significant progress towards expanding its PGx menu with unique, novel and enhanced products:

P450 - The Tag-It™ PGx Mutation Detection Kits for P450-2D6, P450-2C9 and P450-2C19
The Company remains on track to submit all three of its PGx P450 products for FDA clearance as IVD’s in 2006 with approvals anticipated for late 2006 and early 2007. During the second quarter, Tm continued to make progress towards this objective in conjunction with its validation partners.

Warfarin - The Tag-It™ PGx CYP2C9+VKORC1 Mutation Detection Kit
Tm Bioscience has developed a companion test for Warfarin which it expects to submit for FDA clearance in 2006. The FDA’s Clinical Pharmacology Subcommittee of the Advisory Committee on Pharmaceutical Science voted in November 2005 in favor of changing Warfarin’s label to reflect the fact that genetic information from two genes, CYP450 2C9 and VKORC1, can be useful in deciding a patient’s individual dose. The Company anticipates the FDA may relabel Warfarin in Q4, 2006.

Tm’s goal is to secure a dominant position in this market upon the anticipated relabeling of Warfarin. During the second quarter, the Company initiated an Early Access Program (EAP) for the Tag-It™ PGx CYP2C9+VKORC1 Mutation Detection Kit with key customers and opinion leaders. The first prototype kits were shipped to the participants who provided feedback at the end of the quarter The Company continues to support key opinion leaders in educational events that will drive the adoption of genetic testing in this area. The Company is launching this product initially as an IUO, anticipated in the third quarter of 2006.

The Company remains on track to submit this product for FDA clearance as an IVD in 2006 with approval anticipated for late 2006 or early 2007.

Sepsis - The Tag-It™ Severe Sepsis Test
In early 2006, Tm acquired an exclusive commercial license to patents from Sirius Genomics for specific biomarkers related to two drugs, Xigris® and vasopressin, used to treat severe sepsis. Tm Bioscience plans to incorporate these markers into a companion diagnostic for use by critical care physicians in order to treat patients with severe sepsis more effectively. Given the large market potential of this test as well as its potential importance in the selection of drugs and therapies that impact patient morbidity and mortality, the Company expects this test to achieve notable market penetration across North America and Europe, anticipating revenue that could be in excess of $100 million in the aggregate over the first three years following commercial launch. The Company intends to submit this product for FDA clearance as an IVD and for CE marking with clearances anticipated in 2007. The Company completed its first prototype of the assay during the second quarter.

Infectious Diseases
ID-Tag™ - Have I acquired an infection?

The ID-Tag™ Respiratory Viral Panel (RVP)
The ID-Tag™ RVP is a comprehensive assay for the detection of various strains of respiratory viruses and subtypes, including H5 (Avian Flu). Tm is positioning the ID-Tag™ RVP as an essential diagnostic tool in the fight against respiratory viral illnesses.

The Company expects that the ID-Tag™ RVP will address two key markets. First, it is expected to serve as a cornerstone diagnostic product in the clinical setting for the more efficient management and treatment of patients who may be infected by respiratory viruses. The product is also expected to play a key role in improving influenza surveillance efforts, helping to manage potential pandemic threats such as those posed by the Avian Flu, and the Company is actively promoting its adoption within the global public health community.

In the U.S. and Canada, Tm’s sales force is directly marketing the ID-Tag RVP to hospital based laboratories and public health labs. To drive sales, Tm is establishing market presence by enabling key customers and thought leaders to gain experience with the test through its Early Access Program. In the first and second quarters, Tm secured more than 25 leading healthcare institutions and laboratories across North America, Europe and Asia as participants in the program. Tm is also raising awareness of the product among clinical and public health labs through tradeshows and public relations and advertising campaigns.

Outside of the North America, Tm intends to commercialize the ID-Tag™ RVP via a network of distributors. During the second quarter, the Company signed a distribution agreement with a major diagnostics distributor for Turkey and a distribution agreement with Sanbio b.v. for the Benelux countries (Belgium, The Netherlands and Luxemburg). Subsequent to the end of the quarter, Tm signed a distribution agreement with RAMCON A/S for the Scandinavian countries (Denmark, Sweden, Finland and Norway). The Company anticipates signing additional distribution agreements for territories in Europe, Asia and the rest of the world.

The Company remains on track for gaining regulatory clearance for the ID-Tag™ RVP as an IVD in the U.S. and Europe, with clearance anticipated in the second half of 2006.

Quarterly Results

Summary

For the quarter ended June 30, 2006, the Company reported a net loss of $4,643,558 or ($0.09) per share, compared with a net loss of $3,675,783 or ($0.09) per share, for the corresponding period in 2005, an increase in net loss of $967,775. For the six months ended June 30, 2006 and 2005, the net loss was $8,738,041 and $7,121,335 and ($0.18) and ($0.18) per share, respectively. For the quarter ended June 30, 2006, revenues grew $1,084,880 to $3,074,786 resulting in a 43% gross margin, as compared to gross margin of 41% in the corresponding period in 2005. For the six months ended June 30, 2006 and 2005, revenue growth of $2,917,672 and the increase in cost of goods sold of $1,579,533 resulted in a 44% gross margin (42% for 2005). For the six months ended June 30, 2006 increases in sales, general and administrative expenses of $3,237,694 ($1,815,725 for the three months ended June 30, 2006) reflect the Company’s investments in the medical and regulatory, marketing and business development and quality assurance functions, as well as in the intellectual property and human resources functions. This was driven by product line growth, expanded licensing activities, increased marketing program expenditures and the Company’s drive to secure FDA clearance on a large number of products in 2006. Other contributing factors were increases in facilities, professional services and validation studies and design control activities associated with RVP and Warfarin clinical trials and EAPs.

For the six months ended June 30, 2006, research and development expense decreased by $43,896 (increased by $13,169 for the three months ending June 30, 2006) primarily due to the inclusion of Scientific Research and Experimental Development (SR&ED) tax credits received in the second quarter of 2006 which offset expenses.

For the six months ended June 30, 2005, interest expense from long-term debt increased by $146,513 (increased by $9,536 for the three months ended June 30, 2006). The increased interest expense reflects the increased debt resulting from additional funds advanced from TPC which grew by 93% year over year. Of the increase, $24,008 ($20,162 for the three months ended June 30, 2006) related to cash interest paid.

Gain on foreign exchange increased by $229,663 for the six months ended June 30, 2006 ($257,153 for the three months ended June 30, 2006) due to the strengthening Canadian dollar and its effect on the US dollar denominated debt. For the six months ended June 30, 2005, other financial income (expense) increased from a net expense in 2005 of $148,007 to net income of 11,269 in 2006; for the three months ended June 30, 2006, other financial income (expense) increased from a net expense of $77,266 to net income of 33,030. These increases in income are due to an increase in interest income on short-term investments from the $10 million public offering closed in the fourth quarter of 2005 and interest income earned in the second quarter of 2006 from the Sirius license fee.

Sales and Cost of goods sold

Total quarterly revenues increased by $1,084,880 from $1,989,906 in 2005 to $3,074,786 in 2006. Year to date revenues increased by $2,917,672 from $3,065,188 in 2005 to $5,982,860 in

2006. Product sales for the second quarter of 2006 were $2,905,280, an increase of 80% over 2005 product sales of $1,617,649. This quarterly growth is primarily driven by sales of Tag-It™ CF70 reagents, increased demand from Genzyme since their mid-2005 launch of the CFplus™ test and market uptake of the Tag-It™ Ashkenazi Jewish Panel (AJP). Year-to-date product sales in 2006 were $5,405,645 as compared with $2,659,585 for the same period in 2005, for growth of 103%. This growth is primarily driven by Genzyme and by the adoption by the growing customer base of the Company’s expanded menu selections, primarily Tag-It™ Ashkenazi Jewish Panel (AJP) and Tag-It™ CF70 reagents. The Company has also begun generating initial sales of its RVP test, and expects these sales to grow as it expands its distribution network and continues its Early Access Program.

Luminex instrument placements continued in the quarter through direct customer purchases of $137,959 for the second quarter of 2006 as compared with $349,423 in 2005. Year-to-date instrument sales in 2006 were $431,083 compared to $349,423 in 2005. At June 30, 2006, instrument sales represented 7% of the total year-to-date revenues (2005 - 11%) and 4% of the quarterly revenues (2005 - 18%). This trend supports the Company’s expectation that instrument sales as a percentage of the Company’s total revenues will continue to decline.

Licensing and development fees received in the quarter reflect royalties on the sales by Luminex of “FlexMap beads”™, development fees reflecting the on-going pro-rata recognition of deferred milestone revenue and contract research fees. These fees grew from $56,181 in the first half of 2005 to $146,133 in the same period in 2006 due primarily to $81,627 in revenue earned in the first quarter of 2006 from the collaborative development program for the Oncovue™, Intergenetics breast cancer risk test, and the pro-rata recognition of the milestone payment received from Genzyme in the second quarter of 2005.

Standard reagent product margins were 59% for the quarter ended June 30, 2006 as compared with 61% for the same period in 2005. Year-to-date standard reagent product margins were 59% for 2006 as compared with 62% in 2005. Standard reagent product margin is calculated by subtracting standard reagent cost of goods sold, genetic content and bead royalties costs and reagent rental depreciation from reagent product sales. The result is then divided by reagent product sales for the period. The measure of standard reagent product margins provides information on the margins of the Company excluding inefficiencies and yield volatility associated with the early stages of the Company’s manufacturing and revenue scale-up. The 3% year-to-date comparative decline is due in part to non-recurring favourable adjustments in the first quarter of 2005 to royalties which had been overpaid in 2004 and in part to an increased royalty rate payable to Luminex in accordance with the revised supply agreement concluded at the end of the first quarter of 2006.

This quarter includes a decrease in both yield and capacity utilization as compared to the same period in 2005. Period charges related to shrinkage, scrap and excess and obsolescence (collectively the yield expense) increased to 8% of gross margin for the second quarter of 2006 from 5% of gross margin in the second quarter of 2005, primarily related to provision increases as detailed in the MD&A section on Inventory Provisions. Year-to-date, yield expense has remained constant at 5% of gross margin year-over-year. Capacity utilization was lower in the second quarter of 2006, with a period expense representing 8% of gross margin, up from 6% of gross margin the second quarter of 2005. Overall capacity utilization for the year-to-date shows improvement, with a decrease in the associated period expense from 8% in 2005 to 6% in 2006. As the Company continues to expand its customer base with the launch of the RVP and Warfarin tests, the Company continues to expect improvements in capacity utilization and a declining impact of yield expense on margins.

Cost of goods sold for the quarter also includes instrument costs of $134,809 (2005 - $335,670). Year-to-date cost of goods sold for the first half of 2006 includes instrument costs of $419,441 (2005 - $335,670). Total margins were 43% for the second quarter of 2006 vs. 41% for the second quarter of 2005. Total margins were 44% for the first half of 2006 as compared with 42% of the same period of 2005.

Expenses

Total expenses, excluding cost of goods sold, for the three-month period ended June 30, 2006 increased by $1,828,894 to $5,574,946 as compared with $3,746,052 in the same period in 2005. Year to date total expenses, excluding cost of goods sold were $10,213,639 in 2006, compared to $7,019,841 in 2005. Sales, general and administration (SG&A) for the second quarter of 2006 grew by $1,815,725 to $4,467,770 from $2,652,045 in 2005. Year to date SG&A was $8,123,645 in 2006 and $4,885,951 in 2005 and reflect the Company’s investments in the medical and regulatory, marketing and business development and quality assurance functions, as well as in the intellectual property and human resources functions. The increase in headcount reflects the Company’s growing customer base and expanded licensing activities as well as its 2006 drive for regulatory clearance on multiple products. In Marketing, product managers were added to specifically drive growth into new markets, and to a lesser extent, increase presence within existing markets and product lines. During 2006, the Company improved its employee benefits plan in order to remain competitive within the market resulting in an increase in expenses of approximately $212,500 for the six months ($106,250 for the three months) ended June 30, 2006. Other contributing factors were increases in facilities related to headcount growth, increased marketing program expenditures on the new products, professional services and validation studies and design control activities associated with RVP and Warfarin clinical trials and EAPs.

Research and development expense for the quarter and six months ended June 30, 2006 and 2005 increased by $13,169 and decreased by $43,896 respectively, primarily due to the inclusion of SR&ED tax credits of approximately $204,000 in 2006. This was offset by headcount growth towards the end of 2005 from the Company’s investment in research and product development infrastructure focused to ensure capability to expand the Company’s product menu in 2006.

Interest expense from long-term debt increased from $672,095 in the second quarter of 2005 to $681,631 in the second quarter in 2006, an increase of $9,536 (increase of $146,513, from $1,246,643 to $1,393,156, for the six months ended the same date). Of the increase in the second quarter, $20,162 ($24,008 for the six months ended June 30, 2006) related to cash interest paid, due to an increase in net debt of $2.0 million associated with the refinancing of its debenture with a convertible instrument in November of 2005. This was partially offset by a reduction to the current quarter interest expense due to an accretion calculation adjustment as well as a reduction in the amount of the accretion of related warrant expense. A significant portion of the year-to-date increase is a result of additional advances from TPC in late 2005 and the second quarter of 2006.

For the six months ended June 30, 2006, other financial income (expense) increased from a net expense in 2005 of $148,007 to net income of $11,269 in 2006 due to an increase in interest income on short-term investments generated from the $10 million public offering closed in the fourth quarter of 2005 and interest income earned in the second quarter of 2006 from the Sirius license fee. These same factors contribute to the second quarter increase of $110,296 in other financial income (expense) from net expense of $77,266 in 2005 to net income of $33,030 in 2006.

Capital and Liquidity

Working capital at June 30, 2006 was $1,348,540 including cash and cash equivalents and short-term investments of $2,844,564, compared with $12,807,061 and $16,014,629, respectively as at December 31, 2005.

The purchase of capital assets for the quarter amounted to $589,536 and intangible assets to $90,329. For the second quarter of 2005, the amounts were $465,363 and $6,155 respectively. The majority of capital asset additions ($339,022) in the second quarter of 2006 relate to Luminex instruments which the Company has placed in a variety of evaluation studies with potential customers, the majority of which relate to the evaluation of the Company’s RVP test by Early Access Partners. An additional $62,229 relates to headcount related capital such as furniture and computer equipment. The second quarter of 2006 also included the purchase of equipment under capital lease of $83,715.

On December 12, 2003, the Company entered into an agreement with the Ministry of Industry of the Government of Canada under which the government will invest up to $7,300,000 of the Company's $25,000,000 project to establish novel processes, capabilities and facilities relating to the development of several genetic tests. Funds of $551,384 were received from TPC in the second quarter of 2006 (2005 - $nil) bringing the outstanding balance of the TPC funds advanced to $3,651,410. In the second quarter of 2006, the Company submitted a claim for reimbursements of approximately $652,000 to TPC which will bring the program current up to March 31, 2006.

The program initially stated a project completion date of July 31, 2006. Management is currently in the process of obtaining an extension of the program and expansion of the projects that are deemed to be eligible expenditures under the program. Management is confident that the Company’s TPC agreement will be extended and that future claims to the full available loan will be recovered. If the Company were only able to submit claims up until July 31, 2006, the amount of the Other Asset after accretion for any claims submitted up to the project completion date would be reversed, with the corresponding charge to Contributed Surplus since this amount relates to warrants issued to TPC during fiscal 2005 based on the full value of the expected financing.

Operating activities used $3,674,777 of cash in the quarter. $3,625,387 of the cash used related to the consolidated statement of loss and deficit, and $49,390 was used by changes in non-cash working capital balances. Of the $49,390, trade receivables increased $482,300 in the last quarter due to two larger customer orders received and filled late in the quarter, neither of which had orders in the prior quarter. Inventory decreased by $571,012 as coupled beads manufactured earlier in 2006 and in 2005 were depleted to replenish finished goods stores for product sold in the quarter. Finally, accounts payable and accrued liabilities decreased by $528,442 attributable primarily to the payment of the first instalment of the Sirius commercial license made in April 2006, which was offset by increases in accruals related to royalties, bonuses and professional fees.

In the second quarter of 2006, foreign exchange gain was $266,721 as compared to a gain of $9,568 during the second quarter of 2005. This amount is comprised of a gain of $367,412 related to U.S. denominated long-term debt and a loss of $100,691 due to the declining Canadian dollar against the Company’s U.S. dollar denominated receivables.

At quarter end, 95% of the Company’s trade accounts receivable was denominated in U.S. dollars. This exposure was more than offset as 36% of the Company’s accounts payable and accruals, as well as the convertible portion of its long-term debt is also denominated in U.S. dollars. The Company’s net exposure to the U.S. dollar at quarter end is a liability of $12,770,440 (measured in CDN dollars). A 1% appreciation or devaluation of the Canadian against the U.S. dollar would result in a net foreign exchange gain or loss respectively of $127,704.

On March 17, 2006, the Company signed an agreement with Sirius Genomics ["Sirius"] for an exclusive commercial license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis and risk of sepsis.

Under the terms of the agreement, the Company will pay a license fee advance of $4,000,000 which will be provided in two equal instalments. In addition, the costs of product and market development as well as product launch will be shared equally between the parties. Once commercialized, the Company will remit license fees to Sirius equal to fifty percent of net earnings on the product commercialized under the agreement.The $4,000,000 advance to Sirius is reimbursable out of initial license fee obligations to Sirius and has been accounted for as a license fee advance. The first $2,000,000 was due upon signing of the agreement, and was paid on April 3, 2006, and the second instalment is due September 6, 2006. As at June 30, 2006, the first license fee is recorded as a long-term asset. The Company currently forecasts that the license fee advance will be fully recovered from the license fees which will be payable to Sirius by the end of 2007. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Since its inception, the Company has been financing its infrastructure and product development as well as its commercialization activities from public equity financing, debt and revenue from the sales of its products and licenses related to its technologies. The Company has also received funds from government agencies and from development agreements with Corporate partners. As at June 30, 2006, the Company had working capital of $1.3 million and cash and cash equivalents and short-term investments of $2.8 million. The Company expects revenue and margins from its existing products to continue to grow quarter over quarter through 2006. The Company will also be investing in enhancing the regulatory status of its product menu, and undertaking significant marketing and sales efforts in the areas of PGx and infectious disease. In order to pursue its expanded regulatory drive, submit products for FDA certification in 2006, as well as open new markets for its RVP and sepsis tests, all the while continuing to serve its growing customer base, the Company foresees a need for growth capital. Management remains responsive to market conditions and will seek additional capital from traditional sources or through strategic partnerships as opportunities arise.

Quarterly selected financial information 2006, 2005 and 2004

	2006		2005				2004
	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter	4th quarter	3rd quarter
Revenue	$3,074,786	$2,908,074	$2,401,329	$2,207,652	$1,989,906	$1,075,283	$1,369,985	$1,098,954
Net Loss	($4,643,558)	($4,094,483)	($4,956,963)	($3,089,168)	($3,675,783)	($3,445,552)	($3,291,392)	($3,039,447)
Net Loss per share	$(0.09)	$(0.09)	$(0.12)	$(0.07)	$(0.10)	$(0.09)	$(0.09)	$(0.09)

Contractual arrangements and commitments

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Convertible debenture	$10,765,626	$4,815,599	$5,950,027	-	-
TPC	$6,556,121	$168,437	$3,002,007	$3,385,677	-
Sirius Genomics license	$2,000,000	$2,000,000	-	-	-
Operating leases	$2,546,456	$973,391	$1,563,904	$9,161	-
Capital lease obligations	$125,662	$34,033	$62,831	$28,798	-
Purchase obligations	$282,497	$275,988	$3,004	$3,004	$501
Deferred share units(1)	$438,575	$20,500	-	-	$418,075
Total Contractual Arrangements	$22,714,937	$8,287,948	$10,581,773	$3,426,640	$418,576

(1)
- Payment of Deferred share units is not made until the last business day in December of the first calendar year commencing after the director leaves the Board, and may be in cash or in common shares of the Company, at the discretion of the director. As the directors are elected annually, the DSUs which are not currently due have been classified as ‘After 5 years’.

Disclosure controls

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures and have concluded that such controls and procedures are effective, as at the end of the period covered by this report.

Changes and adoptions of accounting policies

Critical accounting estimates

During the second quarter of 2006, the Company commenced a capital lease of equipment. The “Capital assets” portion of the Company’s Significant Accounting Policies as reported in its 2005 Annual Report is hereby expanded as per the addition below:

Capital assets

Capital assets include equipment under capital lease which is recorded at the present value of the future minimum lease payments less accumulated depreciation. The rate and method used to depreciate equipment under capital lease over its estimated useful life is as follows:

Equipment under capital lease	10 years straight-line

Provision for doubtful accounts

The Company relies on its credit approval process and historical experience to evaluate the exposure to the potential for non-performing receivables. At June 30, 2006, trade accounts receivable were outstanding from large and financially sound commercial laboratories. A provision was made during the quarter for $97,511 for one invoice for which collection is uncertain. Management estimates that no further provision for doubtful account is required as at June 30, 2006.

Inventory provisions

At quarter-end, the Company performed a count of 50% of total inventory cost and completed a full reconciliation of its physical inventory. In addition, substantial work was performed to ensure that:

•	an appropriate amount of labour and overhead expense was included in year-end inventory balances based on normalized capacity;

•	the full cost of inventories were realizable in the context of the Company’s existing and prospective sales contracts; and

•	the volume of inventories did not exceed a reasonable forecast of future sales.

Based on these reviews, management has provided appropriately for realization of inventory balances as at June 30, 2006 by expensing $66,928 during the second quarter of 2006 (2005 - $3,505). The year-to-date expense is $88,188 (2005 - $43,598) and the Company is maintaining an aggregate provision of $158,730 as at June 30, 2006 (2005 - $71,599).

This provision is comprised of (i) 33% as the Company’s estimate of inventory in excess of forecast demand (2005 - 44%), (ii) 31% as work-in-process for a key constituent of the Company’s test which is purchased in the lowest commercially-available quantity but which has been estimated to be in excess of usage (2005 - 56%), (iii) 21% as potentially expiring residual semi-finished goods generated from 2005 batches produced for specific product offerings and (iv) 15% as short-dated finished goods.

Equity based instruments

Each time the Company issued equity based instruments, including common share purchase warrants, agent’s compensation options and employee stock options, a value was derived for the instrument using the Black-Scholes option pricing model. The application of this pricing model requires the determination of several variables, including the price volatility of the Company’s stock over a relevant timeframe, a conversion or exercise assumption related to the particular instrument, the determination of a relevant risk free rate and an assumption of the Company’s dividend policy in the future. Management has adopted a consistent implementation of the Black-Scholes model, source of variables and application of a framework to determine appropriate inputs.

Warranties

It is the Company’s revenue recognition policy to provide for estimated warranty expense when product revenue is recognized. Beginning in the third quarter of fiscal 2004, the Company introduced a second form of warranty, reagent rental-based warranty, in addition to its existing product-based warranty. The reagent rental warranty provides service coverage to Luminex instruments placed with customers on reagent rental programs.

With respect to the product-based warranty, the Company’s customers continue to validate specific production lots which each customer had previously ascertained had met appropriate performance characteristics. As a result, management determined that no product warranty provision was required at June 30, 2006 (2005 - nil). Management has provided $68,000 with respect to reagent rental-based instrument extended warranty obligations at June 30, 2006 (2005 - $5,088). This growth is tied to the expansion of the Company’s reagent-rental program as the majority of customers participating in this program have been signed up since July 1, 2005.

Warrants and compensation options

The following charts depict the potential cash value to the Company of outstanding warrants and compensation options as at June 30, 2006:

Instrument	Warrants
Exercise Price	$1.245		$1.22		$1.67		$2.61		$1.70
Expiry	November 12, 2007		May 15, 2009		June 3, 2010		November 22, 2010		December 29, 2010
	#	$	#	$	#	$	#	$	#	$

Opening balance	748,778	932,229	1,595,271	1,946,231	20,000	33,400	738,723	1,928,067	2,336,449	3,971,963
2006 Activity
Issued	-	-	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-	-	-
Closing balance, June 30, 2006	748,778	932,229	1,595,271	1,946,231	20,000	33,400	738,723	1,928,067	2,336,449	3,971,963

Compensation Options
	$1.64		$2.15		$2.15
	November 15, 2006		February 2, 2007		February 2, 2007
	#	$	#	$	#	$
Opening Balance	182,926	299,999	184,025	395,654	32,475	69,821
2006 Activity
Issued	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
Closing balance, June 30, 2006	182,926	299,999	184,025	395,654	32,475	69,821

Related party

On March 17, 2006, the Company signed an agreement with Sirius Genomics ["Sirius"] for an exclusive commercial license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis. A director, and chair of the Scientific Advisory Board of the Company, is also the Chief Executive Officer of Sirius.

Under the terms of the agreement, the Company will provide a license fee advance of $4,000,000 which will be provided to Sirius in two equal instalments, the first of which was paid in the second quarter of 2006, with the second instalment due in the third quarter of 2006. This advance will be repaid from net earnings on commercial sales of the severe sepsis test, with the remaining earnings shared equally by Sirius and the Company over the term of the agreement.

These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Risks and uncertainties

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a high and significant degree of risk. An investor should carefully consider the risks and uncertainties described herein and in the Company’s annual information form for the financial year ended December 31, 2005, as well as other information contained in this Management’s Discussion and Analysis of Operating Results. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business. If any one or more of these risks occur, the Company’s business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public, the market price of the Company’s common share could decline.

Forward-looking statement

This Management’s Discussion and Analysis of Operating Results and accompanying President’s message for the interim period ended June 30, 2006 contains certain forward-looking statements with respect to Tm Bioscience Corporation. These include statements about management’s expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “vision”, “may”, “will”, “should”, “plan”, “anticipate”, “believe”, “intend”, “potential”, “estimate”, “forecast”, “project”, “predict” and “expect” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future operating results, economic performance and product development efforts are or involve forward-looking statements. More specifically, statements about the planned development of diagnostic genetic tests, including the Company’s ID-Tag™ RVP panel and sepsis tests, the potential efficacy of such tests, the anticipated timing of the commercial launch, the approximate revenues and earnings that will be generated by such tests and the market penetration Tm will obtain for such tests, are forward-looking statements.

These forward-looking statements are based on certain factors and assumptions. The Company has assumed that it will submit its PGx, sepsis, warfarin and ID-Tag™ RVP tests for regulatory approval in 2006 (and in the case of the sepsis test, possibly 2007), that it will receive the necessary regulatory approvals from the FDA and European regulatory authorities within one year of submission, and that as part of such approval the FDA and European regulatory authorities will have reviewed, as required, clinical and analytical validation of the sepsis, RVP, warfarin and PGx tests. The Company has also assumed that it will have sufficient capital to develop and commercially roll-out and manufacture sufficient quantities of its tests and that phamacogenomic testing and genetic testing for infectious diseases including sepsis will become more widespread. With respect to the sepsis test specifically, the Company has assumed that it will be able to successfully develop the sepsis test in two versions, as a real-time assay and in a TAG-IT TM format. With respect to revenue generation and market penetration of the sepsis test, the Company has assumed that it will launch the sepsis test in the United States in both forms (i.e., as a real-time assay and in a TAG-IT TM format) following receipt of the necessary regulatory approvals, that it will be able to sell the sepsis test at a price ranging from U.S.$300 to U.S.$500 per test, that there will be reimbursement available for this test by both private and public healthcare insurers, that there will be approximately 750,000 sepsis cases a year in each of the United States and the European Union, that the Company will achieve approximately 20% market penetration in both markets by the third year following launch, that the $U.S./$Cdn. exchange rate and the Euro/$Cdn. exchange rate will remain relatively constant at current rates, that the Company will sell the product directly to hospitals, that there will be no other directly competing technological or competitive advances in the treatment of sepsis, that Xigris® and vasopressin will continue to be widely used in the treatment of sepsis, that the Company will continue to enjoy the exclusive use of the patents to be licensed from Sirius, that these patents are and will remain valid and enforceable and that sufficient revenue and earnings will be generated from the sepsis test to recover the $4 million licence fee advance paid to Sirius in the forecast timeframe. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are not guarantees of future performance and by their nature necessarily involve risks and uncertainties that could cause the actual results to differ materially from those contemplated by such statements including, without limitation: the risk that the factors and assumptions underlying the forward-looking statements may prove to be incorrect; the difficulty of predicting regulatory approvals particularly the timing and conditions precedent to obtaining any regulatory approval; market acceptance and demand for new products; the availability of appropriate genetic content and other materials required for the Company’s products; the Company’s ability to manufacture its products on a large scale; the protection of intellectual property connected with genetic content; the impact of competitive products, currency fluctuations; risks associated with the Company’s manufacturing facility; and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual report, available on SEDAR at www.sedar.com. If any of these risks or uncertainties were to materialize, actual results of the Company could vary materially from those that are expressed or implied by these forward-looking statements.

You should not place undue importance on forward-looking statements and should not rely on them as of any other date. Except as may be required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Other Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com.

Statement of Management Responsibility

The accompanying consolidated financial statements are the responsibility of Management and have been approved by the Audit Committee on behalf of the Board of Directors of the Company. Management is responsible for and has prepared and presented the consolidated financial statements in accordance with accounting principles generally accepted in Canada and has made any significant accounting judgments and estimates required. Management has ensured that financial information contained elsewhere in this Quarterly Report is consistent with the consolidated financial statements.

Management has developed and maintains systems of internal controls designed to provide reasonable assurance that reliable and relevant financial information is produced. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and ensuring management meets their financial reporting responsibilities.

The Audit Committee consists solely of directors who are not officers of the Company and reviews with Management and the external auditors, the quarterly consolidated financial statements of the Company prior to final approval. The Audit Committee also meets during the year with Management and the external auditors to discuss internal control issues, auditing matters, and financial reporting issues. External auditors have free access to the Audit Committee without obtaining prior Management approval.

August 14, 2006

Gregory Hines, B.Sc., C.I.M. President and CEO	James Pelot, B.Comm., CA Chief Financial Officer

Tm Bioscience Corporation
Interim Report
(Unaudited)

CONSOLIDATED BALANCE SHEETS
[see Basis of Presentation - note 1]

	As at June 30,	As at December 31,
	2006	2005
	$	$
ASSETS [note 7[b]]
Current
Cash and cash equivalents	2,809,564	8,972,594
Short-term investments [note 3]	35,000	7,042,035
Trade accounts receivable [note 11]	2,792,104	1,245,333
Other accounts receivable	573,116	613,680
Inventory [note 4]	3,567,737	3,619,714
Prepaid expenses	289,088	46,305
Total current assets	10,066,609	21,539,661
Capital assets, net [note 5]	4,806,080	4,340,712
Intangible assets, net	2,663,383	2,765,363
Deferred financing costs, net	644,694	777,901
Other asset	1,249,516	1,438,347
License fee advances [note 6]	2,000,000	-
	21,430,282	30,861,984

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 11]	5,171,868	6,049,940
Current portion of deferred revenue	166,873	123,805
Current portion of long-term debt [note 7]	3,320,517	2,476,582
Current portion of obligation under capital lease	21,252	-
Income taxes payable	37,559	82,273
Total current liabilities	8,718,069	8,732,600
Deferred leasehold inducement	315,922	348,118
Deferred revenue	91,704	123,970
Deferred share units [note 9]	418,075	301,075
Long-term debt [note 7]	7,997,158	9,033,181
Obligation under capital lease	62,463	-
Total liabilities	17,603,391	18,538,944
Shareholders' equity
Capital stock [note 8]	66,871,280	66,871,280
Contributed surplus [note 8]	10,179,847	9,937,955
Deficit	(73,224,236)	(64,486,195)
Total shareholders' equity	3,826,891	12,323,040
	21,430,282	30,861,984

Commitments [note 10]

See accompanying notes

On behalf of the Board:

(Signed) Gregory C. Hines	(Signed) John R. Frederick
Director	Director

Tm Bioscience Corporation
Interim Report
(Unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	$	$	$	$
Revenue	3,074,786	1,989,906	5,982,860	3,065,188
Expenses
Cost of goods sold	1,750,651	1,169,944	3,343,744	1,764,211
Research and development, net	1,107,176	1,094,007	2,089,994	2,133,890
Sales, general and administrative	4,467,770	2,652,045	8,123,645	4,885,951
	7,325,597	4,915,996	13,557,383	8,784,052
Loss before the undernoted	(4,250,811)	(2,926,090)	(7,574,523)	(5,718,864)
Interest expense on long-term debt	(681,631)	(672,095)	(1,393,156)	(1,246,643)
Gain on foreign exchange	266,721	9,568	240,842	11,179
Other financial income (expense), net	33,030	(77,266)	11,269	(148,007)
Loss before income taxes	(4,632,691)	(3,665,883)	(8,715,568)	(7,102,335)
Income tax expense	(10,867)	(9,900)	(22,473)	(19,000)
Net loss for the period	(4,643,558)	(3,675,783)	(8,738,041)	(7,121,335)
Deficit, beginning of period	(68,580,678)	(52,764,281)	(64,486,195)	(49,318,729)
Deficit, end of period	(73,224,236)	(56,440,064)	(73,224,236)	(56,440,064)
Basic and diluted loss per common share [note 8]	(0.09)	(0.09)	(0.18)	(0.18)

Weighted average number of common shares outstanding [note 8]
Basic and diluted	47,715,224	37,997,605	47,715,224	38,786,432

See accompanying notes

Tm Bioscience Corporation
Interim Report
(Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(4,643,558)	(3,675,783)	(8,738,041)	(7,121,335)
Add (deduct) items not involving cash:
Depreciation and amortization	453,442	291,085	874,641	578,901
Amortization of deferred leasehold inducement	(16,098)	(14,846)	(32,196)	(29,693)
Amortization of loan discount	479,787	347,020	431,914	605,673
Amortization of deferred financing costs	66,971	98,032	133,207	194,987
Stock option compensation expense and deferred share units (notes 8 and 9)	121,355	120,836	358,892	364,199
Government loan interest accrual	179,435	66,539	291,534	126,741
Gain on foreign exchange	(266,721)	(9,568)	(240,842)	(11,179)
	(3,625,387)	(2,776,685)	(6,920,891)	(5,291,706)
Change in non-cash working capital balances related to operations:
Increase in trade accounts receivable	(482,300)	(466,154)	(1,546,771)	(724,110)
Decrease (increase) in other accounts receivable	318,955	51,643	40,564	(57,744)
Decrease (increase) in inventory	571,012	(59,253)	51,977	(302,680)
Decrease (increase) in prepaid expenses	58,947	(21,924)	(242,783)	(89,680)
Decrease (increase) in deferred revenue	24,044	(1,337)	10,802	(22,674)
(Decrease) increase in accounts payable and accrued liabilities	(528,442)	1,300,081	(2,964,639)	748,088
(Decrease) increase in income taxes payable	(11,606)	9,900	(44,713)	19,000
Cash used in operating activities	(3,674,777)	(1,963,729)	(11,616,454)	(5,721,506)
INVESTING ACTIVITIES

Purchase of capital assets	(505,821)	(465,363)	(1,043,504)	(651,114)
Purchase of intangible assets	(90,329)	(6,155)	(110,810)	(40,890)
Purchase of short-term investments	(1,396,458)	(8,691,240)	(10,769,762)	(21,121,229)
Sale of short-term investments	6,447,140	8,539,687	17,776,797	15,115,156
Cash provided by (used in) investing activities	4,454,532	(623,071)	5,852,721	(6,698,077)
FINANCING ACTIVITIES

Proceeds from long-term debt	551,384	-	551,384	-
Repayment of long-term debt	(950,681)	-	(950,681)	-
Share issuance costs	-	-	-	(772,542)
Net change in share capital	-	3,833,251	-	13,521,022
Cash (used in) provided by financing activities	(399,297)	3,833,251	(399,297)	12,748,480
Net increase (decrease) in cash and cash equivalents during the period	380,458	1,246,451	(6,163,030)	328,897
Cash and cash equivalents, beginning of period	2,429,106	415,674	8,972,594	1,333,228
Cash and cash equivalents, end of period	2,809,564	1,662,125	2,809,564	1,662,125
Supplemental cash flow information
Income taxes paid	-	-	77,748	-
Interest paid	278,698	258,536	538,237	514,229
Non-cash investing and financing activities related to capital lease (note 5)	(83,715)	-	(83,715)	-

See accompanying notes

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

1. BASIS OF PRESENTATION

These consolidated financial statements of Tm Bioscience Corporation ["Tm" or the "Company"] have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As at June 30, 2006, the Company had working capital of $1,348,540 and an accumulated deficit of $73,224,236 resulting from losses in the current and prior periods. As the Company is in the early stages of commercialization for its products, the Company’s ability to continue operations is uncertain and is dependent upon its ability to obtain sufficient financing and improve operating results.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations in the normal course of business. Such adjustments could be material.

2. ACCOUNTING POLICIES

These consolidated financial statements include the accounts of Tm, its wholly owned U.S. subsidiaries, Tm Technologies, Inc., and Tm Bioscience, Inc., and two wholly owned Canadian subsidiaries, Tm Bioscience PGX Inc. and Tm Bioscience HG Inc. All intercompany balances and transactions have been eliminated. The consolidated financial entity shall be referred to herein as the "Company". There were no new applicable pronouncements under Canadian Generally Accepted Accounting Principles ["GAAP"] which would result in changes to accounting policies since the year ended December 31, 2005. These consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies as were applied in the audited consolidated financial statements for the year ended December 31, 2005. Additions to accounting policies since year-end 2005 reflecting new transaction types are disclosed below. These interim consolidated financial statements do not include all of the disclosure included in the Company’s annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005.

Capital assets

Capital assets include equipment under capital lease which is recorded at the present value of the future minimum lease payments less accumulated depreciation. The rate and method used to depreciate equipment under capital lease over its estimated useful life is as follows:

Equipment under capital lease	10 years straight-line

3. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:
	Balance as at	Balance as at
	June 30, 2006	December 31, 2005
	$	$
Commercial paper and government bonds	-	7,007,035
Guaranteed investment certificates	35,000	35,000
	35,000	7,042,035

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

3. SHORT-TERM INVESTMENTS (continued)

The Company invests cash on hand in fully liquid commercial paper and government bonds. At June 30, 2006, annualized yield to maturity on short-term investments ranged from 3.22% to 4.05% [2005 - 2.00% to 2.40%]. Interest income from short-term investments for the three month and six month periods ended June 30, 2006 was $36,540 and $125,784 respectively [$39,185 and $87,702 for the three month and six month periods ended June 30, 2005]. The Company purchases only investment-grade instruments comprised of bonds with a rating of A or better, as well as bankers’ acceptances and money market instruments with a rating of R1Mid or higher.

4. INVENTORY

Inventory consists of the following:
	Balance as at	Balance as at
	June 30, 2006	December 31, 2005
	$	$
Raw materials	534,640	940,640
Work-in-process	1,689,156	1,884,821
Finished goods	1,302,213	762,206
Packaging	41,728	32,047
	3,567,737	3,619,714

5. CAPITAL ASSETS

Included in capital assets is an asset under capital lease which consists of the following:

	June 30, 2006	December 31, 2005
	$	$
Cost	83,715	-
Less accumulated depreciation	-	-
Net book value	83,715	-

The asset under capital lease is held as security for the capital lease obligation. As the asset was acquired at the end of the period, there has not yet been any amount included in depreciation related to the asset under capital lease.

6. LICENSE FEE ADVANCES

On March 17, 2006, the Company signed an agreement with Sirius Genomics ["Sirius"] for an exclusive commercial license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis and risk of sepsis.

Under the terms of the agreement, the Company will provide a license fee advance of $4,000,000. The $4,000,000 payment to Sirius is reimbursable out of license fee obligations to Sirius and has been accounted for as a license fee advance. The advance is comprised of two separate payments of $2,000,000 each. The first $2,000,000 was due upon signing of the agreement, and was paid on April 3, 2006, and the second payment is due September 6, 2006. As at June 30, 2006, the first license fee is recorded as a long-term asset.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

6. LICENSE FEE ADVANCES (continued)

Development costs incurred will be shared equally between the two parties. Commercialization costs incurred will be shared equally until such time as a product operating profit is generated, after which time they will be included in the calculation of net profit. The Company will pay a license fee advance to Sirius equal to 50% of the net profit on the commercialization of the products. Any such payments will be made to Sirius after recovery of the initial license fee advance plus accrued interest.

The $4,000,000 license fee advance bears interest on an annual rate at a floor of 10%, a ceiling of 25% and a rate between the floor and ceiling that varies in accordance with Sirius’ performance. The three month and six month periods ended June 30, 2006 included income of $48,767 related to interest on this license fee advance.

A director, and chair of the Scientific Advisory Board of the Company, is also the Chief Executive Officer of Sirius.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. LONG-TERM DEBT

Long-term debt is as follows:
	$	$	$
	TPC	Convertible	Total
	[a]	debentures
		[b]
Principal outstanding - December 31, 2005	3,100,026	10,467,000	13,567,026
Less: amount representing future imputed interest	(856,876)	(1,406,215)	(2,263,091)
Add: loan interest accrual	205,828	-	205,828
Recorded loan balance - December 31, 2005	2,448,978	9,060,785	11,509,763
Increases (reductions) in principal	551,384	(950,681)	(399,297)
Add: imputed interest charge	147,240	431,913	579,153
Add (deduct): amount representing future imputed interest	(188,830)	-	(188,830)
Add: loan interest accrual	144,295	-	144,295
Less: foreign exchange gain	-	(327,409)	(327,409)
Increase (decrease) in loan balance	654,089	(846,177)	(192,088)
Recorded loan balance - June 30, 2006	3,103,067	8,214,608	11,317,675
Principal outstanding - June 30, 2006	3,651,410	9,104,006	12,755,416
Less: amount representing future imputed	(898,468)	(889,398)	(1,787,866)
interest	181,688	-	181,688
Add: loan interest accrual	168,437	-	168,437
Add: repayments due transferred to current liabilities
Short-term portion - recorded loan balance	168,437	3,152,080	3,320,517
Long-term portion - recorded loan balance	2,934,630	5,062,528	7,997,158

[a] This amount represents funds advanced to the Company from Technology Partnerships Canada ["TPC"], a special operating program under the Ministry of Industry of the Government of Canada, under which the Government will invest up to $7,300,000 as detailed in the Company’s audited consolidated financial statements for the year ended December 31, 2005.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

7. LONG-TERM DEBT (continued)

The program initially stated a project completion date of July 31, 2006. Management is currently in the process of obtaining an extension of the program and expansion of the projects that are deemed to be eligible expenditures under the program. Management is confident that the Company’s TPC agreement will be extended and that future claims to the full available loan will be recovered. If the Company was only able to submit claims up until July 31, 2006, the amount of the Other Asset after accretion for any claims submitted up to the project completion date would be reversed, with the corresponding charge to Contributed Surplus since this amount relates to warrants issued to TPC during fiscal 2005 based on the full value of the expected financing.

[b] This amount represents amounts financed under the Laurus Master Fund, Ltd. ["Laurus"] convertible term note agreement signed by the Company on November 23, 2005.

As security for the Company’s performance of its obligations under the Laurus convertible term note [the "Note"], the Company granted Laurus a continuing general security interest over all of the Company’s assets and its Subsidiaries. The Subsidiaries also unconditionally guaranteed the Company’s obligations and liabilities under the Note. As additional security in favour of Laurus, the Company pledged to Laurus its shares in its Subsidiaries. The terms of the Note include no specific financial covenants.

8. CAPITAL STOCK

The authorized capital stock of the Company consists of unlimited preferred shares and unlimited common shares.

The preferred shares are non-voting, issuable in series, having such specific rights and privileges as may be deemed by the Board of Directors at the time of the creation of the series. The preferred shares have priority over the holders of the common shares with respect to dividends and return of capital on dissolution. No preferred shares have been issued. The common shares are voting and entitled to dividends as may be declared by the Board of Directors.

On June 25, 2004, following shareholder approval at the Company’s annual general meeting of shareholders, and all necessary regulatory approvals, the Company’s common shares commenced trading on the TSX on a consolidated basis of one (1) post-consolidation share for every five (5) pre-consolidation common shares. The following charts and figures have been retroactively restated to reflect the change in share number and price:

Issued and outstanding
			Non-employee
	Common		Compensation
	Shares	Warrants	Options
	#	#	#
Balance, December 31, 2005	47,715,224	5,439,221	399,425
Balance, June 30, 2006	47,715,224	5,439,221	399,425

The total number of shares reserved as at June 30, 2006 for the exercise of warrants, compensation options and the deferred share units is 6,083,536.

The maximum number of common shares of the Company issuable upon conversion under the Note varies in accordance with the Cdn.$/U.S.$ foreign exchange rate in effect at the time of each repayment but, for example, is 3,877,251 common shares at the period end exchange rate of Cdn.$1.1162 per U.S.$1.00. The Company may repay the Note at any time upon 10 business days’ notice to Laurus for a premium equal to 130% of the principal amount outstanding at the time of such redemption.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

8. CAPITAL STOCK (continued)

		Contributed surplus
	Capital stock $	Total $	Warrants $	Compensation options $	Stock options $	Conversion options $
Balance, December 31, 2005	66,871,280	9,937,955	7,998,511	307,627	921,919	709,898
2006 stock option compensation expense	-	241,892	-	-	241,892	-
Balance, June 30, 2006	66,871,280	10,179,847	7,998,511	307,627	1,163,811	709,898

Loss per common share

Loss per common share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding at the period end. After reflecting changes in the Company’s capital share structure due to the Company’s 2004 consolidation with one (1) post-consolidation common share equivalent to five (5) pre-consolidation common shares, the weighted average number of common shares outstanding for the six months ended June 30, 2006 was 47,715,224 [2005 - 38,786,432]. Diluted loss per common share was not calculated as the effect of converting the Laurus Note and exercise of the outstanding warrants, compensation options and employee stock options would be anti-dilutive.

9. STOCK-BASED COMPENSATION PLAN

Under the transitional provision of revised CICA Section 3870, "Stock-Based Compensation and other Stock-Based Payments", the Company has adopted the fair value method of accounting for the stock options granted under its Share Option Plan in the year ended December 31, 2003. The prospective adoption requires that the Company expense, over the vesting period, the fair value of stock options granted, modified or settled during the fiscal years 2003 and subsequent. The fair value was determined on a basis consistent with that used in the Company's disclosure under the former Section 3870 and reported by the Company on a quarterly basis since January 1, 2002. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock and the fair value of stock options is determined using the Black-Scholes option pricing model.

The charge for the three month and six month periods ended June 30, 2006 related to employee stock options was $56,375 and $233,070 respectively [$36,347 and $190,437 for the three month and six month periods ended June 30, 2005 respectively]. The cash proceeds for exercises of employee stock options for the three month and six month periods ended June 30, 2006 were both $nil [$18,128 for the three month and six month periods ended June 30, 2005]. The compensation expense related to options awarded in 2005 to scientific advisory board members, who are deemed non-employees for the three month and six month periods ended June 30, 2006 is $4,230 and $8,822 respectively [$3,543 and $7,719 for the three month and six month periods ended June 30, 2005 respectively].

In periods prior to January 1, 2003, the Company recognized no compensation expense when stock or stock options were issued to employees.

For the three month and six month periods ended June 30, 2006, the pro forma compensation charge for stock options granted in 2002 to employees was ($536) and $11,659 respectively [$6,668 and $37,265 for the three month and six month periods ended June 30, 2005, respectively].

The following significant assumptions were used to estimate the fair value of the stock options in 2006:

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

9. STOCK-BASED COMPENSATION PLAN (continued)

Risk-free rate	3.19% to 4.20%
Expected option life	36 months to 5 years
Expected dividends yield	n/a
Calculated option volatility	0.713 to 1.067

While management believes that the estimates used to establish the above noted expected values were rationally determined and consistently applied, the valuation of stock-based compensation using this model is subject to a significant degree of variability.

The grant-date fair value of options granted in both the three month and six month periods ended June 30, 2006 to employees is $167,311 [$11,330 and $470,701 for the three month and six month periods ended June 30, 2005 respectively] and to non-employees is $nil [$nil and $6,640 for the three month and six month periods ended June 30, 2005 respectively].
	Stock Options	Weighted Average
		Exercise Price
	#	$
Granted and Outstanding at December 31, 2005	2,373,208	1.92
2006 Activity
Granted	299,240	1.80
Forfeited	(95,727)	2.03
Expired	(160,000)	2.58
Granted and Outstanding at June 30, 2006	2,416,721	1.86
Exercisable at June 30, 2006	1,544,365	1.83

The weighted average remaining contractual life of options at June 30, 2006 is 2.4 years.

Deferred share unit plan

As at June 30, 2006, the total deferred share units held by participating directors was 244,890 [2005 - 115,415]. The amount expensed for the three month and six month periods ended June 30, 2006 was $60,750 and $117,000 [$53,750 and $108,250 for the three month and six month periods ended June 30, 2005 respectively].

10. COMMITMENTS

New commitments undertaken in the second quarter of 2006 are as follows:

Capital Lease

Interest on obligation under capital lease accrues at 4.4%.

Future minimum lease payments for this capital lease is as follows:
$
2007	31,416
2008	31,416
2009	31,416
2010	13,090
107,338

As the liability was incurred at the end of the period, there were not yet any amounts included in interest expense relating to interest from the obligation under capital lease.

Tm Bioscience Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited)

11. FINANCIAL INSTRUMENTS

Credit risk

The Company manages its credit risk with respect to trade accounts receivable by primarily dealing with creditworthy customers. As at June 30, 2006, the Company has trade accounts receivable with 40 [December 31, 2005 - 34] customers. Of these customers, two [December 31, 2005 - two] represent 54% [December 31, 2005 - 40%] of total trade accounts receivable at June 30, 2006.

Foreign currency rate risk

The Company's activities that result in exposure to fluctuations in foreign currency exchange rates consist of the purchase of services, supplies and capital assets from suppliers billing in foreign currencies. The Company also licenses technology and sells products and services to non-Canadian customers in foreign currencies. In addition, the Laurus convertible term note is denominated in U.S. dollars. The Company has not used derivative financial instruments to hedge its currency risk. As at June 30, 2006, 95% [December 31, 2005 - 99%] of the Company's trade accounts receivable, 36% [December 31, 2005 - 51%] of the Company's accounts payable and accrued liabilities and 73% [December 31, 2005 - 79%] of the Company’s long-term debt are denominated in foreign currencies.

12. SEGMENTED INFORMATION

The Company considers itself to be in one business segment, that is, the research, development and commercialization of genomic products and technology.

For the six months ended June 30, 2006 the Company had three [2005 - three] customers accounting for 57% [2005 - 65%] of its total revenue.

13. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.